FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 2, 2010

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Company's statement of the report by Economic Daily News dated 2010/08/02”, dated August 2, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: August 2, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

August 2, 2010
English Language Summary

Subject: The Company's statement of the report by Economic Daily News, dated 2010/07/31
Regulation: Published pursuant to Article 2-31 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2010/07/31
Content:
1.	Name of the reporting media: Economic Daily News
2.	Date of the report:2010/07/31
3.
Content of the report: It is reported that Taipei High Administrative Court has ruled that the development activities with regard to Chising Farm in Houli Science Park and Erlin Science Park to be suspended, which would have an impact on AUO's investment in such development activities in an amount more than NT$600 billion.

4.	Summary of the information provided by investors: N/A
5.	Company's explanation of the reportage or provided information:
(1)
AUO has not been notified from the authorities of any details concerned, but it hopes that the government will come up with a scheme to strike a balance between the environmental protection and economic development and to support the companies to carry out their investment plans in Taiwan.

(2)	The Company will release related investment information on MOPS in accordance with the law.
6.	Countermeasures: After the authorities' receiving the judgment, AUO will accordingly take any necessary actions.
7.	Any other matters that need to be specified: N/A